SECURITIES AND EXCHANGE COMMISSION


Washington, D.C. 20549
SCHEDULE 13D


Under the Securities Exchange Act of 1934 (Amendment No. --)*


Star Energy Corp.


(Name oflssuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

0001104671

(CUSIPNumber)

Double Coin Ltd.
P.O.BOX 3461
6 Place Des Eaux Vives
1211
Geneva 3
Switzerland


Attention Mr. Rupert Johnson


Telephone Number: +44 7834760203

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2007

(Date of Event Which Requires Filing of This Statement)


CUSIP No. 0001104671

(I) Names of reporting persons . t Double Coin Ltd.
(2) Check the appropriate box if a member of a group (see instructions)
(a)[ ]
(b)[ ]
(3) SEC use only ..................................
(4) Source of funds (see instructions) 00
(5) Check if disclosure of legal proceedings is required pursuant to Items
2(d) or 2(e)....
(6) Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:
(7)Sole Voting Power 2,500,000 shares
(8)Shared Voting Power -0(
9)Sole Dispositive Power 2,500,000 shares
( 10)SharedDispositive Power -0(
II)Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares
(12)Check if the Aggregate Amount in Row (II) Excludes Certain Shares
(See Instructions)
(13)Percent of Class Represented by Amount in Row (II) 7.4%
( 14)Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 130 (the "Statement") relates to the common stock, $.001.

t

par value per share (the "Common Stock"), of Star Energy Corp, a Nevada corporation (the "Issuer"), with its principal executive offices at 317MadisonAvenue,New York,New York 10017.

Item 2. Identity and Background

ThisSchedule130 isbeingfiledtoreportDoubleCoinLtd.'sbeneficialownership of2,500,000 shares (the "Issuer's Shares") of the Issuer's common stock. Double Coin Ltd. acquired the shares pursuant to a letter agreement dated as of August 3, 2007 pursuant to by and between Double Coin Ltd. and the Issuer

ProfessorRusbek AlavaddievichBisultanovPassport number 51/3294898 Russian Federal Citizen, residing at Floria, Adokale, Sokak, Kugu Arport 25 d-b Istanbul Turkey and Rupert Charles Johnson Passport number 800178059 British Citizen,Reisdential address: 2 Union Terrace,
 Bamstaple, Devon EX32 9AB Devon United Kingdom, are the co-managers of Double Coin Ltd.
Double Coin Ltd. is a British Virgin Islands corporation having its principal office at:

PO Box 3461
Place Des Eaux-Vives
Geneva 3, Switzerland

Double Coin Ltd. is engaged in the business of investing in Energy Sector. The company has acquired the interest in Star Energy and therein the participation in Oil and Gas activities in the Ukraine. This investment represents the first business activity of Double Coin Ltd.

During the last five years, none of Double Coin Ltd, Mr. Johnson or Professor Bisultanov has (i) been convicted in a criminal proceeding or
(ii) been a party to a civil proceeding ofajudicial or administrative body of competentjurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, orprohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration

The Issuer's Shares were issued to Double Coin Ltd. in exchange for interests and work developed by Double Coin Ltd. In respect of certain assets in the oil and gas sector, contained in 3 specific projects, being the Region, Bukovyna and Dewon ZAO projects, which includes the implantation process and developmen tofthe projects, research,and information collectedto the presentdate.Amounts attributable to the acquisition of the Issuer'sShares are duein respect ofthe accumulated value ofthe workcarried outthrough
August 3, 2007.

The aggregate value of the Issuer's Shares on August 3, 2007 was approximately $875,000, or $0.35 per share.

Item 4. Purpose of Transaction

The Issuer's Shares were acquired by Double CoinLtd.forinvestment purposes only and not for the purpose of effecting contro l of the
 Issuer. The Issuer's Shares are restricted shares and may not be resold exempt pursuant to an registration statement filed under the Securities Actof 1933 as to the Issuer Shares or pursuantto an applicable exemption from the registration requirementsof such Act. Subject to market conditions and other factors, the Reporting Persons may purchase additional shares of the Issuer's common stock, maintain its present ownership of the Issuer's Shares or, at such time as it may lawfully do so,sell some or all ofthe Issuer Shares.All information and opinions herein are the sole views of the Reporting Persons as of October 4,2007.
Item 5. Interest in Securities of the Issuer.

(a) As of the date of the event which required the filing of this Scheduled 13 D, August 3,2007, Double Coin Ltd, owned 2,500,000 shares of the Issuer's common stock, representing approximately 7.4% of the Issuer's issued and outstanding shares. The aggregate value ofthe Issuer's Shares on August3,2007 was approximately$875,000,or $0.35 per share. Double Coin Ltd has sole voting an d disposition power with respect to such shares.BecauseDouble Coin Ltd. has sole voting and investment power over the Issuer's Shares,and Messrs.Johnson and Bisultanov,in their roles as the managers of Double Coin Ltd., control its voting and investment decisions, each of Double Coin Ltd.
 and Messrs. Johnson and Bisultanov may be deemed to have beneficial ownership of the 2,500,000 of the Issuer's Shares owned of record by Double Coin Ltd. which represent approximately 7.4% ofthe Issuer's outstanding shares.All ownership percentagesare based on 33,757,500 shares outstanding,which is calculated based onthe amount of shares outstanding as of August3,2007 as reported in the Issuer's Quarterly Report on Form lO-Q for the quarterly period ended June 30,2007,as filed withthe Securities and Exchange Commission. (b) With respect to all of the Issuer Shares that are held by Double Coin
Ltd., Messrs. Johnson and Bisultanov, have the sole power to vote and dispose or direct the disposition of the Issuer Shares.
(c) Transactions effected in the Issuer's common stock that have taken place in the past sixty days are attached as Exhibit A.
(d) Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.


(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities ofthe Issuer.

On August 3,2007, the Issuer entered into separate letter agreements, dated August1,2007, with each of Firecreek Petroleum,Inc.,a wholy-owned subsidiary of EGPIFirecreek,Inc.("Firecreek"),PJM Management,Inc. ("PJM")and DoubleCoin Ltd. ("Double Coin") pursuant to which the
Issuer acquired from Firecreek, PJM and Double Coin any and all of their rights and interest with respect to certain projects in the Ukraine consisting of 100% of a project known as the RegionProject, 51% of a project known as the Dewon Zao Project and 100% of a project known as the Bukovyna Project.In essence, these agreements afford the Company the rightto contract for the purchase of the interests in Projects, which consist of the aggregate of seven oil and gas fields, two of which are producing. In exchange, the Company issued 2,100,000 shares of the Company's common stock and paid $100,000 to Firecreek issued 150,000shares ofthe Company's common stock and paid$10,000 to PJM; and issued 2,500,000 shares of the Company's common stock to Double Coin.The shares were valued at $0.35 per sharefor a total consideration of $1,772,500.
Mr. Johnson, who is a co-manager of Double Coin Ltd., is a director of EGPI Firecreek,Inc.,a Nevada corporation which,jointly with Firecreek Petroleum,Inc.,a Nevada corporation, owns 2,100,000 shares of the Issuer's common stock, representing approximately 6.2% ofthe Issuer's outstanding shares of commonstock.Mr.Johnson directly owns 16.5 million shares of Firecreek and a BVI Company named Tirion Group Inc, a corporation managed by Mr. Johnson, owns an additional 67,996,340 shares of Firecreek; Mr. Johnson also owns warrants to acquire up to an additional 2 million shares of Firecreek's commonstock;in the aggregate these holdings represent an aggregate of approximately 20%
 of Firecreek's issued and outstanding shares of commonstock.
Mr. Johnson disclaims any beneficial ownership of any of the 2,100,000 shares of the Issuer's common stock owned jointly by Firecreek Petroleum,Inc.and EGPI Firecreek,Inc., Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between theReporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

Signature.


After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information setforth in this statement is true, complete and correct.Double Coin Ltd.


By: Dated: October
~~ I~ ,2007
Name: Rupert Johnson
Title: General Manager
Double Coin Ltd.

By: Dated: October (~~007

Name: Rusb~isultanov
Title: General Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 V.S.C. 1001).